

Mail Stop 4631   May 4, 2016

<u>Via E-mail</u>
Ian Schwartz
General Counsel
Triton Container International Limited
55 Green Street
San Francisco, CA 94111

> **Re: Triton International Limited**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 22, 2016**
> **File No. 333-208757**

Dear Mr. Schwartz:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 161</u>
<u>Critical Accounting Policies, page 181</u>
<u>Valuation of Long Lived Assets – container rental equipment, page 181</u>

1.   In your response to prior comment 5 you indicate that your impairment analysis for the pooled fleet is assessed at an equipment type level, while the impairment analysis for the specific fleet is assessed at the equipment type level by entity. We have the following comments in this regard:

    • Please expand your critical accounting policy disclosures to clarify this nuanced level at which you have grouped your container leasing equipment in your determination of their lowest level of separable cash flows; and

    • Please provide us with the results of your impairment testing for your specific fleet at the equipment type level by entity. Ensure you provide us with the underlying material assumptions you relied on in determining the estimates of future cash flows.

2.   In your response to prior comment 5 you indicate you included incremental proceeds related to the final repair invoice issued to the lessee for damages which are not ultimately performed and incremental proceeds for units that are damaged by the lessee beyond repair. For 20-foot dry vans, the incremental proceeds amount was $164 per container sold and was held constant throughout the projection period. Please confirm, if true, that all lease agreements include terms that require lessees to make these damage

related payments and such payments historically were approximately $164 per container leased. If not, provide additional support for this assumption.

3.   In your response to prior comment 5 you indicate that because projected cash flows for all equipment types exceeded net book value as of December 31, 2015 by a substantial margin, you concluded that there was no indication of impairment and no additional disclosure was required. We note, however, that you performed additional stresses on the portfolio of units held in use and that in one scenario you stressed the per diem rates and the retirement proceeds by reducing the levels at each year in the projection by 25%. The results of this stress scenario indicated that the difference between the sum of the undiscounted cash flows and the net book value of the containers was only approximately $200 million. We have the following comments in this regard:

- We note that you have provided us with additional stress test information on the entire portfolio of units held in use rather than by the asset groups described in your response. Please tell us whether any of your individual asset groups had undiscounted cash flow less than their net book value under these additional stress tests;

- If there are reasonably possible scenarios which indicate there may be a material impairment at any of your asset group levels being tested, please expand your critical accounting policy disclosures to provide the following additional information:

  - A description of the key assumptions used by the Company in calculating the asset group's future cash flow and how those key assumptions were determined;

  - A discussion of the degree of uncertainty associated with the specific key assumptions; and

  - A description of potential events and/or changes in circumstances that are specific to the asset group and could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance. In this regard, we note that registrants should provide disclosure about critical accounting estimates pursuant to the guidance in Release 33-8350 if (i) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (ii) the impact of the estimates and assumptions on financial condition or operating performance is material.

<u>Container rental equipment, page 182</u>

4.   We note from your response to prior comment 9 that you regularly review the disposition pricing of your containers and use this information to make decisions regarding estimates of residual values. In light of the fact that container rental equipment is your most significant asset and you experienced losses when selling certain 40-foot dry van containers and 40-foot high cube dry van containers during 2015, please expand your critical accounting policy disclosures to provide much of the information provided in your response. Specifically:

- Expand your disclosures to clarify how you meet your objective of setting residual value estimates to reflect the likely outcomes over time;

- Clarify that you evaluate the relationship between sales prices and residual values over a long-term horizon;

- Disclose your belief that a 7-year analysis to be the most relevant since this encompasses the broadest data set over a longer-time horizon. In this regard, please clarify, if true, that this time horizon captures the cycles of your business to allow for an appropriate assessment of your assumptions underlying your depreciation policy;

- Expand your disclosure to address the fact that during the fourth quarter of 2015, you experienced losses when selling certain 40-foot dry van containers and 40-foot high cube dry van containers during 2015. Clarify that you do not adjust your long-term residual value estimates based on short-term data points and that you regularly review your data and will make further revisions as and when conditions warrant. Please confirm, and if true, revise your disclosure to indicate that you continue to monitor the sales prices for indicators of a deeper, more sustained market turndown and, if necessary, will adjust your estimates if there are indicators that the current weak market for containers will be sustained in the long term.

<u>Where You Can Find More Information, page 233</u>

5.   Please incorporate by reference TAL's 10-K/A, filed April 22, 2016, in your next amendment.

<u>Financial Statements, page F-1</u>
<u>Note 1- Business and Summary of Significant Accounting Policies, page F-8</u>
<u>(c) Principals of Consolidation, page F-8</u>

6.   We note your response to prior comment 8. You disclose that you only held 45.1% of TCI membership interests as of December 31, 2014. Please clarify whether or not your TCI membership interests also represent your voting interests. If so, and in light of your conclusion that TCI is not a variable interest entity, it is unclear as to your accounting basis for consolidating TCI in 2014. Please advise.

Note 13 – Share Based Compensation, page F-30
Options, page F-30

7.   We note your response to prior comment 12. Please clarify for the unvested options if you took into consideration whether the employees were expected to complete the requisite service at the time of the modification, and if so what consideration you gave to also recognizing compensation cost equal to the unrecognized grant-date fair value of the original award in addition to the incremental compensation cost over the remaining requisite service period.

        You may contact Tracie Mariner, Staff Accountant at 202-551-3744 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig Slivka, for

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: Via E-mail
        Neil Markel
        Cleary Gottlieb Steen & Hamilton LLP